UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLIR SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Senior Convertible Notes Due 2023

(Title of Class of Securities)

302445 AA 9

302445 AB 7

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President,

General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

Telephone: (503) 498-3547

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Kevin F. Blatchford

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$191,419,000	$7,522.77

*	Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 3% Senior Convertible Notes Due 2023 (the “notes”), this valuation is based on the book value of the securities to be received by FLIR Systems, Inc. (“FLIR”) and assumes the exchange of all $191,419,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of FLIR, par value $0.01 per share (and the accompanying preferred stock purchase rights).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by FLIR Systems, Inc., an Oregon corporation (“FLIR”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by FLIR to exchange any and all of its 3% Senior Convertible Notes Due 2023 (the “notes”) for $20.00 in cash and 90.1224 shares of FLIR’s common stock, par value $0.01 per share (the “common stock”) (including the accompanying preferred stock purchase rights) per Note (the “offer consideration”).

The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 5, 2009 (the “offer to exchange”), and the accompanying letter of transmittal. The offer to exchange and the accompanying letter of transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

The information set forth in the offer to exchange and the accompanying letter of transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth under the captions “Summary of the Offer” and “Questions and Answers about the Offer” in the offer to exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is FLIR Systems, Inc. and the address of its principal executive office is 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. The telephone number of its principal executive office is (503) 498-3547.

(b)	The subject securities are the notes. As of the date hereof, there is $191,419,000 aggregate principal amount of notes outstanding. The information set forth in the offer to exchange under the caption “Summary of the Offer” is incorporated herein by reference.

(c)	The information set forth in the offer to exchange under the captions “Description of the Offer— Market and Trading Information” and “Price Range of Common Stock and FLIR’s Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The name of the filing person is FLIR Systems, Inc. and the address of its principal executive office is 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. The telephone number of its principal executive office is (503) 498-3547.

The following persons are directors and executive officers of FLIR. No single person or group of persons controls FLIR.

Name	Position
Earl R. Lewis	Chairman of the Board of Directors, President, and Chief Executive Officer
John D. Carter	Director
William W. Crouch	Director
John C. Hart	Director
Angus L. Macdonald	Director
Michael T. Smith	Director
Steven E. Wynne	Director
Arne Almerfors	Executive Vice President and President, Thermography Division
Stephen M. Bailey	Senior Vice President, Finance and Chief Financial Officer
William W. Davis	Senior Vice President, General Counsel and Secretary
William A. Sundermeier	President, Government Systems Division
Andrew C. Teich	President, Commercial Vision Systems Division
Anthony L. Trunzo	Senior Vice President, Corporate Strategy and Development

The address and telephone number of each director and executive officer of FLIR listed above are: c/o FLIR Systems, Inc., 27700 SW Parkway Avenue, Wilsonville, Oregon 97070 and (503) 498-3547.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Notes and Holders of Common Stock,” “Description of FLIR Capital Stock” and “Certain U.S. Federal Income Tax Consequences,” as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

(b)	To the knowledge of FLIR, based on reasonable inquiry, no notes are owned by FLIR or any officer, director or affiliate of FLIR, and therefore no notes will be purchased from or exchanged by FLIR or any officer, director or affiliate of FLIR. The information set forth under the caption “Interests of Directors and Officers” in the offer to exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	FLIR has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the notes:

1)	Purchase Agreement, dated as of June 6, 2003, among FLIR Systems, Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC

2)	Indenture, dated June 11, 2003 between FLIR Systems, Inc. and J.P. Morgan Trust Company, National Association

3)	Resale Registration Rights Agreement, dated June 11, 2003 among FLIR Systems, Inc., J.P. Morgan Securities, Inc. and Banc of America Securities LLC

4)	Form of $175,000,000 3.0% Senior Convertible Note due 2023 dated June 11, 2003

5)	Form of $35,000,000 3.0% Senior Convertible Note due 2023 dated June 17, 2003

The information set forth in the offer to exchange under the captions “Incorporation by Reference; Additional Information,” “Comparison of Rights of Holders of Notes and Holders of Common Stock,” and “Description of FLIR Capital Stock” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (ii) Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 3, Quantitative and Qualitative Disclosures about Market Risk, in FLIR’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the offer to exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Use of Securities Acquired” is incorporated herein by reference.

(c)	FLIR currently has no plans, proposals or negotiations described in Item 1006(a)-(c) of Regulation M-A under the Exchange Act.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference. FLIR is funding the cash portion of the offer consideration through use of its cash on hand. FLIR would require approximately $3,828,380 in cash and approximately 17,251,139 shares of common stock to acquire the maximum amount of notes sought in the offer.

(b)	The information set forth in the offer to exchange under the caption “Description of the Offer—Conditions to the Offer” is incorporated herein by reference. FLIR has no alternative financing plans or arrangements.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	To the knowledge of FLIR, based on reasonable inquiry, no notes are owned by FLIR or any officer, director or affiliate of FLIR, and therefore no notes will be acquired from or exchanged by FLIR or any officer, director or affiliate of FLIR. The information set forth under the caption “Interests of Directors and Officers” in the offer to exchange is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the Exchange Agent and the Information Agent, see the information set forth in the offer to exchange under the caption “Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of FLIR, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the offer to exchange under the captions “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The information set forth in the offer to exchange under the captions “Selected Historical Consolidated Financial Data” and “Incorporation by Reference; Additional Information” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (ii) Item 1, Financial Statements in FLIR’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the offer to exchange under the caption “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	The information set forth in the offer to exchange under the captions “Recent Developments,” “Interest of Directors and Officers” and “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange and the accompanying letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated February 5, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(5)	Press Release, dated February 5, 2009, incorporated by reference to Exhibit 99.2 to the issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2009

(d)(1)	Purchase Agreement among FLIR Systems, Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC dated June 6, 2003, filed as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(2)	Indenture, dated June 11, 2003 between FLIR Systems, Inc. and J.P. Morgan Trust Company, National Association, filed as Exhibit 4.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(3)	Resale Registration Rights Agreement, dated June 11, 2003 among FLIR Systems, Inc., J.P. Morgan Securities, Inc. and Banc of America Securities LLC, filed as Exhibit 4.5 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(4)	Form of $175,000,000 3.0% Senior Convertible Note due 2023 dated June 11, 2003, filed as Exhibit 4.3 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(5)	Form of $35,000,000 3.0% Senior Convertible Note due 2023 dated June 17, 2003, filed as Exhibit 4.4 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

*	Filed herewith.

Item 13.	Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2009	FLIR SYSTEMS, INC.

	By:	/s/ Stephen M. Bailey
	Name:	Stephen M. Bailey
	Title:	Sr. Vice President, Finance and Chief Financial Officer